Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated September 24, 2003)	Registration No. 333-108719

ADVANCED MEDICAL OPTICS, INC.

$140,000,000

3 1/2% Convertible Senior Subordinated Notes due April 15, 2023 and Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated September 24, 2003 relating to the resale by certain of our securityholders of up to $140,000,000 aggregate principal amount at maturity of our 3 1/2% Convertible Senior Subordinated Notes due April 15, 2023 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Name of Selling Securityholder	Aggregate Principal Amount At Maturity of Notes Owned	Amount of Notes Offered Hereby	Percentage of Aggregate Principal Amount of Notes Outstanding	Number of Shares of Common Stock Owned(1)(2)	Number of Shares of Common Stock That May Be Sold(1)(2)	Percentage of Common Stock Out- standing(3)
KBC Financial Products [Cayman Island] Ltd.	$ 5,000,000	$ 5,000,000	3.57%	243,457	243,457	0.8%

Lyxor/Silverado Fund LTD	250,000	250,000	0.18	12,172	12,172	*
Zazove Convertible Arbitrage Fund, L.P.	4,750,000	4,750,000	3.39	231,284	231,284	0.8

Zazove Income Fund, L.P.	750,000	750,000	0.54	36,518	36,518	0.1
Zurich Institutional Benchmarks Master Fund, Ltd.	2,683,000	2,683,000	1.92	130,639	130,639	0.4

Sphinx Convertible Arb Fund SPC	121,000	121,000	0.09	5,891	5,891	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	168,000	168,000	0.12	8,180	8,180	*

BP Amoco PLC Master Trust	464,000	464,000	0.33	22,592	22,592	*
Viacom Inc. Pension Plan Master Trust	14,000	14,000	0.01	681	681	*

SSI Blended Market Neutral L.P.	320,000	320,000	0.23	15,581	15,581	*
Jefferies & Company Inc.	4,000	4,000	0.00	194	194	*
SSI Hedged Convertible Market Neutral L.P.	226,000	226,000	0.16	11,004	11004	*

All other holders of notes or
future transferees, pledgees,
donees, assignees, or
successors of any such holders(2)(4).............	15,855,000	15,855,000	11.33	793,298	772,002	2.6

Total..........................................................	$140,000,000	$140,000,000	100.00%	6,838,092	6,816,796(5)	19.0%(6)

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*	Represents less than 0.1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 48.6914 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes — Conversion Rights” in the accompanying prospectus. As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Includes shares of common stock issuable upon conversion of the notes. Assumes that any other holders of the notes or any future pledgees, donees, assignees, transferees or successors of or from any other such holders of the notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 29,067,538 common shares outstanding as of June 27, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)	Information about other selling securityholders will be set forth in prospectus supplements, if required.

(5)	Represents the number of shares of common stock into which $140.0 million aggregate principal amount of notes would be convertible at the conversion rate described in footnote 1 above.

(6)	Represents the amount which the selling securityholders may sell under this prospectus divided by the sum of the common stock outstanding as of June 27, 2003, plus the 6,816,796 shares of common stock into which the $140.0 million aggregate principal amount of notes is convertible.

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Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the accompanying prospectus beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 28, 2003.